UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of Oct 2026

Commission File Number 001-39476

GreenPower Motor Company Inc.

(Translation of registrant's name into English)

#240 - 209 Carrall Street, Vancouver, British Columbia  V6B 2J2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  [X]  Form 40-F  [  ]

SUBMITTED HEREWITH

99.1	Press Release dated Oct 13, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GreenPower Motor Company Inc.

             /s/ Michael Sieffert

Michael Sieffert, Chief Financial Officer

Date:  Oct 13, 2026